

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2013

<u>Via E-mail</u>
Ms. Kim Petry
Chief Financial Officer
The Spendsmart Payments Company
6190 Cornerstone Court, Suite 216
San Diego, CA 92121

      Re: The Spendsmart Payments Company
                Item 4.01 Form 8-K
                Filed March 5, 2013
                File No. 0-27145

Dear Ms. Petry:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filling to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief